

David Wang

I have chosen to invest in Yummy Future because of the great team, and the incredible opportunity that they are pursuing in the robotic coffee shops business. I firmly believe that robotic will be one of the game-changing opportunities for this era and they have a great vision not only in the coffee-making business but also in the whole catering industry. As the world shifting from labor-intensive to machine intelligence, their business will grow exponentially as more and more opportunities present themselves. Moreover, I have known the two founders for over 8 years now. They work down to the earth, embrace all the challenges, and have strong faith in this company. I have always wanted to invest in them before they even got into the YC two years ago, yet the opportunity finally come as they decided to give the community a way of investing and growing with them. So I strongly encourage you to join me support them in fulfilling their dream!

Invested $20,000 this round

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